Exhibit 15.2

GIP to Partner with

Oak Street Real Estate Capital

Generation Income Properties, Inc. (“GIP”), the public real estate investment trust founded by David Sobelman, has entered into a preliminary financing arrangement with affiliates of Oak Street Real Estate Capital, LLC (“Oak Street”).  Oak Street recently closed its fourth fund at $1.25 billion in September 2017 and has agreed to provide up to $15 million of preferred equity capital to a to-be-formed partnership, in joint venture with GIP (the “JV”).  The JV intends to acquire high quality, investment grade net leased commercial real estate.

Read Full Story Here: https://www.gipreit.com/single-post/2018/02/13/GIP-to-Partner-with-Oak-Street-Real-Estate-Capital

Starbucks is Opening
So We’re Closing

With our forward purchase commitment for the newly constructed Starbucks in Tampa, FL, the opening date of the store has been set to February 16, 2018. With that timing trigger in place, GIP is preparing to close on the purchase of this property in March 2018 which would add another high quality, credit-worthy property to GIP’s portfolio.

Dividends for Shareholders

The board of directors of Generation Income Properties, Inc. (the “Company”) authorized a dividend to the stockholders of record as of January 2, 2018. The Company expects to pay this dividend on or before March 31, 2018.

GIP Stock to List

GIP has engaged a transfer agent which is the beginning of the process to being a listed company; implementing the strategy in which it originally set out to accomplish. Estimated timing for listing is the second quarter 2018.

This newsletter, whether or not expressly stated, may reflect the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations.